LAWRENCEVILLE PLASMA PHYSICS, INC.

September 30, 2016 and 2015

BEDARD, KUROWICKI & CO., CPA'S, PC
CERTIFIED PUBLIC ACCOUNTANTS

LAWRENCEVILLE PLASMA PHYSICS, INC.

For the Years Ended September 30, 2016 and 2015

TABLE OF CONTENTS



BKC
Certified Public Accountants, PC
www.bkc-cpa.com

Independent Accountants' Review Report

Board of Directors
Lawrenceville Plasma Physics, Inc
Middlesex, New Jersey

We have reviewed the accompanying financial statements of Lawrenceville Plasma Physics, Inc. which comprise of the Balance Sheets as of September 30, 2016 and 2015, and the related Statements of Operations and Accumulated Deficit and Cash Flows for the years then ended, and the related Notes to the Financial Statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression on an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatements whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bedard, Kurowicki & Co.
BEDARD, KUROWICKI & CO., CPA'S, PC

July 28, 2017
Flemington, New Jersey

114 Broad Street, Flemington, NJ 08822 ▪ (908) 782-7900 ▪ Fax (908) 782-4328
34 East Avenue, Woodstown, NJ 08098 ▪ (856) 769-0707 ▪ Fax (856) 769-4657 ▪ info@bkc-cpa.com

LAWRENCEVILLE PLASMA PHYSICS, INC.
Balance Sheets
September 30,

ASSETS

		2016		2015
Current asset				
Cash	$	70,241	$	5,927
Property and equipment, net of accumulated				
deprecation of $499,986 and 411,642, respectively		499,122		502,276
Total assets	$	569,363	$	508,203

LIABILITIES AND STOCKHOLDERS' EQUITY

		2016		2015
Current liabilities				
Accounts payable and accrued expenses	$	23,761	$	35,817
Long-term liabilities				
Stockholders' loans		47,475		35,859
Total liabilities		71,236		71,676
Stockholders' equity				
Capital stock				
Class A voting, no par value,				
20 shares authorized, 20 shares issued and				
20 shares outstanding		1		1
Class B non-voting, no par value,				
400,000 shares authorized, 294,965 and 289,249				
shares issued and 294,965 and 289,249				
shares outstanding, respectively		5,551,108		4,836,608
Accumulated deficit		(5,052,982)		(4,400,082)
Total stockholders' equity		498,127		436,527
Total liabilities and stockholders' equity	$	569,363	$	508,203

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statements of Operations and Accumulated Deficit
For the Years Ended September 30,

	2016	2015
Revenue	$ 29,750	$ 168,159
Operating expenses		
Advertising	-	1,067
Bank and credit card fees	2,270	3,392
Charity	-	2,515
Computer related expenses	9,991	16,004
Deprecation expense	88,344	79,439
Dues and subscriptions	611	199
Insurance	51,356	32,485
Interest	2,868	6,047
License and fees	-	4,010
Office expense	7,675	17,025
Other	2,403	516
Moving	-	1,841
Payroll, payroll taxes and consultants	421,226	479,831
Professional development	847	410
Professional fees	30,541	23,698
Rent	19,184	19,594
Small tools and equipment	38,768	34,070
Telephone and utilities	3,987	2,173
Travel	2,204	6,904
Total operating expenses	682,275	731,220
Net loss before provision for income taxes	(652,525)	(563,061)
Provision for income taxes	375	775
Net loss	(652,900)	(563,836)
Accumulated deficit - beginning of years	(4,400,082)	(4,133,027)
Prior period adjstments	-	296,781
Accumulated deficit - end of years	$ (5,052,982)	$ (4,400,082)

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Statements of Cash Flow
For the Years Ended September 30,

		2016		2015
Cash flows from operating activities				
Net loss	$	(652,900)	$	(563,836)
Adjustments to reconcile net loss to				
net cash used in operating activities				
Prior period adjustment		-		20,524
Depreciation		88,344		79,439
Decrease in miscellaneous receivable		-		18,000
Decrease in accounts payable		(12,054)		(39,481)
Decrease in deferred revenue		-		(175,637)
Total adjustments		76,290		(97,155)
Net cash used in operating activities		(576,610)		(660,991)
Cash flows from investing activities				
Purchases of property and equipment		(85,192)		(40,639)
Net cash used by investing activities		(85,192)		(40,639)
Cash flows from financing activities				
Proceeds form sale of capital stock		714,500		576,200
Proceeds (repayments) from stockholders loans		11,616		(22,708)
Net cash provided by financing activities		726,116		553,492
Increase (decrease) in cash		64,314		(148,138)
Cash - beginning of years		5,927		154,065
Cash - end of years	$	70,241	$	5,927

See Accompanying Notes to the Financial Statements and Independent Accountants' Review Report.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2016 and 2015

Note 1 -   <u>Summary of significant accounting policies</u>
<u>Description of the company</u>
Lawrenceville Plasma Physics, Inc. (the Company), incorporated in 2003, is a development-stage enterprise, researching and developing an economical, ecologically safe energy generation technology called Focus Fusion. This technology uses a Dense Plasma Focus device, fueled by hydrogen and boron, and converts energy directly into electricity.

The Company has already achieved major experimental milestones. Of the three factors that serve as an indicator of fusion energy yield (temperature, density and confinement time) the Company had so far achieved adequate temperature and confinement time for net energy. It plans to carry out a two-year scientific experiment to demonstrate the scientific feasibility of its approach. It then intends to carry out a three-year engineering program to develop a prototype fusion generator. The Company expects that it will achieve profitable operation after that time primarily by selling licenses for the manufacture of the generators and from the royalties from those licenses.

<u>Use of estimates</u>
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Income taxes</u>
Deferred income taxes reflect the temporary differences in reporting assets and liabilities for income and financial accounting purposes. These temporary differences arise primarily from the recognition of accelerated depreciation for income tax purposes and net operating loss carryforwards.

With few exceptions, the Company is no longer subject to the U.S. Federal, state or local income tax examinations by tax authorities for years before 2012.

<u>Property and equipment</u>
Property and equipment are stated at cost. Repairs and maintenance costs are expensed, while additions and betterments are capitalized. Depreciation is being provided for principally by the straight-line method over estimated useful lives of the related assets.

	Estimated Useful Life
Leasehold improvements	39 years
Machinery and equipment	10 years

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LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2016 and 2015

Note 1 -   Summary of significant accounting policies (continued)
            Revenue recognition
            Revenue consists of donations received.

Note 2 -   Concentration of credit risk
            The Company maintains its cash in bank deposit accounts, which may at times, exceed federally insured limits. At September 30, 2016 and 2015, the Company had no uninsured cash.

Note 3 -   Property and equipment
            Property and equipment at cost is summarized as follows:

		2016		2015
Leasehold improvements	$	114,592	$	114,592
Machinery and equipment		884,516		799,326
Total property and equipment		990,108		913,918
Less: accumulated depreciation		499,986		411,642
Property and equipment, net	$	499,122	$	502,276

            Depreciation expense for the years ended September 30, 2016 and 2015 was $88,344 and $79,439, respectively.

Note 4 -   Patents
            The Company has been granted patents in the United States, Australia, Canada, and China, and has patent applications in India and the European Union.

Note 5 -   Stockholders' loans
            Stockholders' loans represent various loans from stockholders of the Company. Interest is accrued at 5% per year and principal and interest is due December 1, 2017.

Note 6 -   Stock option plan
            Pursuant to the Company's Stock Option Plan, the Company will issue from time to time, to employees, officers, directors and consultants of the Company, options to purchase shares of the Company's common stock.

            Options are granted with an exercise price equal to the fair value of the Company's stock at the date of the grant; the options generally vest immediately. The exercise price for the options range from $60 to $125. The options generally have ten-year contractual terms. The fair value of each option award was the market price of the stock as determined arbitrarily by the management of the Company on the date of the issuance. During the years ended September 30, 2016 and 2015, respectively, 203 and 5,100 options expired. At September 30, 2016 and 2015, there were approximately 4,200 and 3,500 options outstanding, respectively.

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2016 and 2015

Note 6 -   Stock option plan (continued)
There was no compensation expense recorded for any of the options because management of the Company, using qualitative inputs, has determined the fair value to be negligible.

Note 7 -   Operating leases
The Company leases space under a non-cancelable operating lease which expires January 2022. Rent is paid monthly. Rent expense for the years ended September 30, 2016 and 2015 was $19,184 and $19,594 respectively.

The future minimum operating rental payments in excess of one year are as follows:

2017	$	21,256
2018		21,780
2019		22,360
2020		23,000
2021		23,660

Note 8 -   Income taxes
The provision for income taxes for the years ended September 30, 2016 and 2015 is as follows:

	2016	2015
Current state taxes	$ 375	$ 775

As of September 30, 2016, the Company has available a cumulative net operating loss carryforward of $4,509,900 which begins to expire in 2026 and a book to tax temporary difference of $234,800 arising from the recognition of accelerated depreciation for income tax purposes. Because of the more likely than not assessment that the deferred tax asset will not be used, an allowance equal to the amount of the deferred tax asset has been recorded.

Note 9 -   Supplemental disclosures of cash flow information
Cash paid during the years ended September 30, 2016 and 2015 for:

	2016	2015
Interest	$ 591	$ 557

7

LAWRENCEVILLE PLASMA PHYSICS, INC.
Notes to the Financial Statements
September 30, 2016 and 2015

Note 10 -   Prior period adjustments
Prior period adjustments reflect adjustments to prior period loan balances and an adjustment to accumulated depreciation regarding an increase in useful life.

The effect of the restatement is as follows:

	Accumulated Depreciation		Stockholders' Loans		Accumulated Deficit	
Amount previously reported	$	(608,458)	$	(33,567)	$	4,133,027
Effect of restatement		276,257		20,524		(296,781)
Restated amounts	$	(332,201)	$	(13,043)	$	3,836,246

Note 11 -   Subsequent events
The Company's management has determined that no material events or transactions occurred subsequent to September 30, 2016 and through July 28, 2017, the date of the Company's financial statements issuance, which require additional disclosure in the Company's financial statements.